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John B. Meade
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4077 tel 212 701 5077 fax john.meade@davispolk.com

January 11, 2018

Re:	Hudson Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed December 19, 2017 File No. 333-221547

VIA EDGAR AND HAND DELIVERY

Ms. Mara L. Ransom

Office of Consumer Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Ransom,

On behalf of our client, Hudson Ltd. (the “Company”) and pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we hereby submit as Exhibit A hereto for the Staff’s review certain pages of the Company’s draft preliminary prospectus to be included in the Company’s Registration Statement on Form F-1 (the “Registration Statement”) containing the currently expected offering terms of the Company’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. The Company expects to include these pricing terms in a subsequent amendment (the “Amendment”) to the Registration Statement, which the Company plans to file through EDGAR prior to launching the Offering.

The Offering terms are a bona fide estimate, as of the date of this letter, of the range of the minimum and maximum Offering price per share and the maximum aggregate Offering price. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

The Company proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per Class A common share, with a midpoint of $20.00 per share. In the Offering, Dufry International AG (the “Selling Shareholder”) proposes to sell up to an aggregate of 39,025,765 Class A common shares, not including up to 5,853,864 shares that may be purchased from the Selling Shareholder by the underwriters pursuant to their option to purchase additional Class A common shares. The Company is also enclosing as Exhibit A hereto its proposed marked copy of certain sections of the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into the Amendment.

As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Offering given market volatility as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in the Amendment.

Please do not hesitate to contact me at (212) 450-4077, (212) 701-5077 (fax) or john.meade@davispolk.com or Yasin Keshvargar at (212) 450-4839, (212) 701-5839 (fax) or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John B. Meade

John B. Meade

cc:	Via E-mail Adrian Bartella, Chief Financial Officer – Hudson Ltd. Christian Krämer, Partner – Ernst & Young AG Craig F. Arcella, Partner – Cravath, Swaine & Moore LLP

Exhibit A

As filed with the Securities and Exchange Commission on January [•], 2018.
Registration No. 333-221547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hudson Ltd.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Bermuda	5399	NOT APPLICABLE
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
4 NEW SQUARE
BEDFONT LAKES
FELTHAM, MIDDLESEX TW14 8HA
UNITED KINGDOM
+44 (0) 208 624 4300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

HUDSON GROUP (HG), INC.
ONE MEADOWLANDS PLAZA
EAST RUTHERFORD, NJ 07073
+1-201-939-5050
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
John B. Meade Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Craig F. Arcella Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company   ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Class A common shares, par value $0.001 per share	$942,472,209	$117,338

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2)
Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)
Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price. Of this amount, the registrant has previously paid $12,450.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion
Preliminary Prospectus dated January [•], 2018
PRELIMINARY PROSPECTUS
39,025,765 Shares
Hudson Ltd.
Class A Common Shares
This is the initial public offering of Hudson Ltd. The selling shareholder named in this prospectus is selling all of the Class A common shares offered hereby. We are not selling any of the Class A common shares in this offering and will not receive any proceeds from the sale of the Class A common shares.
We expect the public offering price to be between $19.00 and $21.00 per share. Prior to this offering, no public market existed for our Class A common shares. We intend to apply to list our Class A common shares on the New York Stock Exchange under the symbol “HUD.”
Following this offering, we will have two classes of common shares outstanding: Class A common shares and Class B common shares. The rights of the holders of our Class A common shares and our Class B common shares are identical, except with respect to voting and conversion. Each Class A common share is entitled to one vote per share and is not convertible into any other shares of our share capital. Each Class B common share is entitled to 10 votes per share and is convertible into one Class A common share at any time. In addition, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common share. Further, all of our Class B common shares will automatically convert into Class A common shares on the date when all holders of Class B common shares together cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding. As a result of its ownership of Class B common shares, our controlling shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. See “Description of Share Capital and Bye-Laws — Common Shares.”
Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 0 of this prospectus.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling shareholder	$	$

(1)
See “Underwriting” beginning on page 0 for additional information regarding underwriting compensation.

Delivery of the Class A common shares is expected to be made on or about            , 2018. The selling shareholder named in this prospectus has granted the underwriters an option for a period of 30 days to purchase an additional 5,853,864 Class A common shares solely to cover over-allotments.

Credit Suisse	Morgan Stanley	UBS Investment Bank

Prospectus dated            , 2018

The Offering
Issuer
Hudson Ltd.
Selling shareholder
Dufry International AG
The offering
39,025,765 Class A common shares offered by the selling shareholder.
Offering price range
Between $19.00 and $21.00 per Class A common share.
Class A common shares to be    outstanding after this offering
39,025,765 shares.
Class B common shares to be    outstanding after this offering
52,565,315 shares.
Over-allotment option
The selling shareholder has granted the underwriters the right to purchase up to an additional 5,853,864 Class A common shares (which will be issued by converting outstanding Class B common shares) from it within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with this offering.
Voting rights
Following this offering, we will have two classes of common shares outstanding: Class A common shares and Class B common shares. The rights of the holders of our Class A common shares and our Class B common shares are identical, except with respect to voting and conversion. Each Class A common share is entitled to one vote per share and is not convertible into any other shares of our share capital. Each Class B common share is entitled to 10 votes per share and is convertible into one Class A common share at any time. In addition, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common share. Further, all of our Class B common shares will automatically convert into Class A common shares upon the date when all holders of Class B common shares cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding. As a result of its ownership of Class B common shares, our controlling shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. See “Description of Share Capital and Bye-Laws — Common Shares.”
The Class A common shares and Class B common shares issued and outstanding after this offering will represent approximately 42.6% and 57.4%, respectively, of the total number of shares of our Class A and Class B common shares issued and outstanding after this offering and approximately 6.9% and 93.1%, respectively, of the combined voting power of our Class A and Class B common shares issued and outstanding after this offering.
Use of proceeds
We will not receive any proceeds from the sale of any Class A common shares being sold in this offering.

Dividend policy
We do not currently intend to pay cash dividends on our Class A common shares in the foreseeable future. Any future determination to pay dividends will be subject to the discretion of our board of directors in accordance with applicable law and dependent on a variety of factors including our financial condition, earnings, results of operations, current and anticipated cash needs, plans for growth, level of indebtedness, legal requirements, general business conditions and other factors that the board of directors deems relevant. See “Dividend Policy.”
Listing
We intend to apply to list our Class A common shares on the New York Stock Exchange, or NYSE, under the symbol “HUD.”
Risk factors
Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common shares.
Unless otherwise indicated, all information in this prospectus assumes (i) no exercise by the underwriters of their over-allotment option to purchase up to 5,853,864 additional Class A common shares from the selling shareholder and (ii) an initial public offering price of  $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
	For the nine months ended September 30,		For the year ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(in millions of USD)
NET EARNINGS ATTRIBUTABLE TO:
Equity holders of the parent	1.0	(5.5)	23.5	(7.7)	7.1
Non-controlling interests(1)	23.2	21.2	26.3	26.0	22.5
Pro Forma Data of Hudson Ltd.(2):
Pro forma earnings/(loss) per share
Basic	0.01	(0.06)	0.26	(0.08)	0.08
Diluted	0.01	(0.06)	0.26	(0.08)	0.08
Pro forma weighted average number of shares outstanding
Basic	91,591,080	91,591,080	91,591,080	91,591,080	91,591,080
Diluted	91,591,080	91,591,080	91,591,080	91,591,080	91,591,080

(1)
Dividends paid to non-controlling interests amounted to $23.4 million and $21.2 million for the nine months ended September 30, 2017 and 2016, respectively, and $27.4 million, $28.7 million and $21.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

(2)
Pro forma data gives effect to (i) the Reorganization Transactions and (ii) the sale of 39,025,765 Class A common shares by the selling shareholder in this offering at a price equal to $20.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, as if they were consummated at the beginning of the referenced period.

The two-class structure of our common shares has the effect of concentrating voting control with Dufry and its affiliates. Because of its significant share ownership, Dufry will exert control over us, including with respect to our business, policies and other significant corporate decisions. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, amalgamation, sale of all or substantially all of our assets or other major corporate transaction requiring shareholder approval.
Immediately prior to this offering, our controlling shareholder, Dufry, will control 100% of our issued and outstanding Class A common shares and Class B common shares, representing 100% of the voting power of our issued and outstanding share capital. Upon the closing of this offering, the shares owned by our controlling shareholder will represent approximately 93.1% of the voting power of our issued and outstanding share capital. Each Class A common share is entitled to one vote per share and is not convertible into any other shares of our share capital. Each Class B common share is entitled to 10 votes per share and is convertible into one Class A common share at any time. In addition, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common share. Further, all of our Class B common shares will automatically convert into Class A common shares upon the date when all holders of Class B common shares cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding. Any Class B common shares that are converted into Class A common shares may not be reissued. The disparate voting rights of our Class B common shares will not change upon transfer unless such Class B common shares are first converted into our Class A common shares. See “Description of Share Capital and Bye-Laws.”
As a result, after completion of this offering, our controlling shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any amalgamation, merger or sale of all or substantially all of our assets. Dufry will have significant power to control our operations, and may impose group-level policies on us that are based on the interests of the Dufry Group as a whole. Group-level policies may not align with our interests and could change the way we conduct our business, which could have a material adverse impact on our business, financial condition and results of operations.
The interests of our controlling shareholder might not coincide with the interests of the other holders of our share capital. This concentration of ownership may have an adverse impact on the value of our Class A common shares by:
•
delaying, deferring or preventing a change in control of us;

•
impeding an amalgamation, merger, takeover or other business combination involving us; or

•
causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

Future sales of our Class A common shares, or the perception in the public markets that these sales may occur, may depress our share price.
Sales of substantial amounts of our Class A common shares in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A common shares and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 39,025,765 Class A common shares outstanding (or 44,879,629 Class A common shares outstanding if the underwriters exercise their over-allotment option in full). The Class A common shares offered in this offering will be freely tradable without restriction under the Securities Act of 1933 (the “Securities Act”), except for any shares that may be held or acquired by our directors, executive officers or other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. See “Common Shares Eligible for Future Sale.” We also intend to file a registration statement under the Securities Act registering our Class A common shares reserved for issuance under our equity incentive plans, and we will enter into the Registration Rights Agreement pursuant to which we will grant demand and piggyback registration rights to Dufry. See “Common Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

In connection with this offering, we, our directors and executive officers and Dufry have each entered into a lock-up agreement pursuant to which we and they will not be permitted to sell any Class A common shares for 180 days after the date of this prospectus, without the prior consent of the representatives of the underwriters. See “Underwriting.”
In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisition. The amount of our Class A common shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding share capital.

Capitalization
The table below sets forth our combined capitalization as of September 30, 2017:
•
on an actual basis (reflecting the capitalization of Hudson Group); and

•
on a pro forma, as adjusted basis to reflect (i) the Reorganization Transactions, (ii) new franchise agreements with Dufry, (iii) the payment of transaction costs associated with this offering, and (iv) the sale of 39,025,765 Class A common shares by the selling shareholder in this offering at a price equal to $20.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus.

Prior to the Reorganization Transactions, Hudson Ltd., which was incorporated on May 30, 2017, had no operations, nominal assets and no liabilities or contingencies. You should read this table in conjunction with “Use of Proceeds,” “Selected Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus.
	As of September 30, 2017
	Actual	Pro Forma, As Adjusted
	(Unaudited) (in millions of USD)
Cash and cash equivalents	220.5	214.5
Total financial debt(1)	596.1	596.1
Shareholders’ equity(2):
Class A common shares, par value $0.001 per share, 0 issued and outstanding actual, and 39,025,765 issued and outstanding as adjusted	—	0.0
Class B common shares, par value $0.001 per share, 0 issued and outstanding actual, and 52,565,315 issued and outstanding as adjusted	—	0.1
Other equity attributable to equity holders of the parent	535.8	553.7
Equity attributable to equity holders of the parent	535.8	553.8
Total capitalization(3)	1,131.9	1,149.9

(1)
Total financial debt consists of  $527.4 million of long-term financial debt plus $68.7 million of current financial debt. Total financial debt includes the CAD$150.0 million loan made by Dufry Group to Nuance Group (Canada) Inc. outstanding as of September 30, 2017. See “Notes to Unaudited Pro Forma Condensed Combined Financial Statements.”

(2)
Our bye-laws and memorandum of association will allow us to issue up to an additional 1,960,974,235 Class A common shares and up to an additional 947,434,685 Class B common shares. See “Description of Share Capital and Bye-Laws.”

(3)
Total capitalization consists of total financial debt plus equity attributable to equity holders of the parent.

Dilution
Our net tangible book value as of September 30, 2017 was $338.1 million, or $3.69 per common share, after giving effect to the Reorganization Transactions. Net tangible book value per share is determined by dividing our tangible net worth (defined as total assets, less goodwill assets, minus total liabilities) by the aggregate number of common shares outstanding immediately prior to this offering, after giving effect to the Reorganization Transactions. After giving effect to the sale by the selling shareholder of 39,025,765 of our Class A common shares pursuant to this offering at an assumed initial public offering price of  $20.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, our as adjusted net tangible book value as of September 30, 2017 would have been $331.0 million, or $3.61 per share, after giving effect to the Reorganization Transactions and the payment by us of  $7.1 million in transaction costs related to this offering.
Assumed initial public offering price		$20.00
Net tangible book value per common share as of September 30, 2017	3.69
Decrease in net tangible book value per common share attributable to new investors(1)	(0.08)
As adjusted net tangible book value per common share after the offering		3.61
Dilution per common share to new investors		$16.39

(1)
Decrease attributable to payment by us of expenses incurred in connection with this offering.

There have been no sales of Hudson Ltd.’s common shares for cash, except that at the time of its formation, Hudson Ltd. issued 100 common shares, par value $0.01, to the selling shareholder for $0.01 per share, i.e., par value. In connection with the Reorganization Transactions and this offering, these shares will be repurchased and cancelled by the Company and the Company will issue Class B common shares to the selling shareholder.
Sales of Class A common shares by the selling shareholder in this offering (assuming no exercise by the underwriters of their over-allotment option) will reduce the total number of Class A and Class B common shares beneficially owned by the controlling shareholder to 52,565,315, or approximately 57.4% of the total outstanding Class A and Class B common shares and will increase the number of Class A common shares to be purchased by new investors to 39,025,765, or approximately 42.6% of the total outstanding Class A and Class B common shares. Sales of Class A common shares by the selling shareholder in this offering (assuming exercise by the underwriters of their over-allotment option in full) will reduce the total number of Class A and Class B common shares beneficially owned by the controlling shareholder to 46,711,451, or approximately 51.0% of the total outstanding Class A and Class B common shares, and will increase the number of Class A common shares to be purchased by new investors to 44,879,629, or approximately 49.0% of the total outstanding Class A and Class B common shares.

Principal and Selling Shareholders
The following table sets forth information as of            , 2018 regarding beneficial ownership of our Class A and Class B common shares (i) immediately prior to this offering, and (ii) immediately after giving effect to this offering, in each case giving effect to the Reorganization Transactions, by:
•
Dufry AG, our controlling shareholder, through its wholly-owned subsidiary, Dufry International AG, the selling shareholder;

•
each person whom we know to own beneficially more than 5% of our common shares;

•
each executive officer;

•
each director; and

•
each director nominee.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to the completion of this offering and the percentage ownership calculations for beneficial ownership after consummation of this offering are based on 39,025,765 of our Class A common shares and 52,565,315 of our Class B common shares assumed to be issued and outstanding prior to and immediately following the closing of this offering (assuming no exercise by the underwriters of their over-allotment option to purchase up to 5,853,864 additional Class A common shares from the selling shareholder).
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Class A common shares that may be acquired by an individual or group within 60 days after the date of this prospectus, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The underwriters have an option to purchase up to 5,853,864 additional Class A common shares within 30 days of the date of this prospectus from the selling shareholder to cover over-allotments.
Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all Class A and Class B common shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The address for Dufry is Brunngässlein 12, CH – 4010 Basel, Switzerland. The address for each director and executive officer listed is 4 New Square, Bedfont Lakes, Feltham, Middlesex, United Kingdom.

Name of beneficial owner	Shares Beneficially Owned prior to the Offering				% of Total Voting Power prior to the Offering(2)	Number of Class A Common Shares Offered	Shares Beneficially Owned after the Offering(1)				% of Total Voting Power after the Offering(1)(2)
	Class A Common Shares	%	Class B Common Shares	%			Class A Common Shares	%	Class B Common Shares	%
5% or greater shareholders:
Dufry AG(3)	39,025,765	100.0	52,565,315	100.0	100.0	39,025,765	—	—	52,565,315	100.0	93.1
Executive officers and directors:
Juan Carlos Torres Carretero	—	—	—	—	—	—	—	—	—	—	—
Julián Díaz González	—	—	—	—	—	—	—	—	—	—	—
Joseph DiDomizio	—	—	—	—	—	—	—	—	—	—	—
Adrian Bartella	—	—	—	—	—	—	—	—	—	—	—
Roger Fordyce	—	—	—	—	—	—	—	—	—	—	—
Brian Quinn	—	—	—	—	—	—	—	—	—	—	—
Hope Remoundos	—	—	—	—	—	—	—	—	—	—	—
Michael Mullaney	—	—	—	—	—	—	—	—	—	—	—
Richard Yockelson	—	—	—	—	—	—	—	—	—	—	—
Michael Levy	—	—	—	—	—	—	—	—	—	—	—
Director nominees:
James Cohen	—	—	—	—	—	—	—	—	—	—	—
Heekyung (Jo) Min	—	—	—	—	—	—	—	—	—	—	—
Joaquín Moya-Angeler Cabrera	—	—	—	—	—	—	—	—	—	—	—
James E. Skinner	—	—	—	—	—	—	—	—	—	—	—
Eugenia M. Ulasewicz	—	—	—	—	—	—	—	—	—	—	—

(1)
Assumes no exercise of the underwriters’ over-allotment option to purchase up to 5,853,864 additional Class A common shares from the selling shareholder. See “Underwriting.”

(2)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. The holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common shares, see “Description of Share Capital and Bye-Laws — Common Shares — Voting Rights.”

(3)
Represents Class B common shares held by Dufry International AG.

Description of Share Capital and Bye-Laws
The following is a description of the material terms of our bye-laws and memorandum of association as they will be in effect upon the completion of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our bye-laws and memorandum of association, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.
General
We are a Bermuda exempted company with limited liability. We are registered with the Registrar of Companies in Bermuda under registration number 52620. We were incorporated on May 30, 2017 under the name Hudson Ltd. Our registered office is located at 2 Church Street, Hamilton HM11, Bermuda. Our affairs are governed by our memorandum of association and bye-laws and the Companies Act 1981 of Bermuda (the “Companies Act”).
The objects of our business are unrestricted, and the company has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.
A register of holders of the common shares will be maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the United States by Computershare Trust Company, N.A., who will serve as branch registrar and transfer agent. Upon consummation of this offering, there will be issued and outstanding 39,025,765 Class A common shares, par value $0.001 per share, and 52,565,315 Class B common shares, par value $0.001 per share. Immediately following the completion of this offering, our authorized share capital will consist of 2,000,000,000 Class A common shares, par value $0.001 per share, 1,000,000,000 Class B common shares, par value $0.001 per share, and undesignated preference shares, par value $0.001 per share.
Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.
Common Shares
General
All of our issued and outstanding common shares are fully paid and non-assessable. Certificates representing our issued and outstanding common shares are generally not issued and legal title to our issued shares is recorded in registered form in the register of members. Our issued and outstanding common shares consist of Class A and Class B common shares. Holders of Class A and Class B common shares have the same rights other than with respect to voting and conversion rights. Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights (except as described below under the heading “— Conversion”). If we issue any preference shares, the rights, preferences and privileges of holders of our Class A and Class B common shares will be subject to, and may be adversely affected by, the rights of the holders of such preference shares.
Dividends
The holders of our common shares will be entitled to such dividends as may be declared by our board of directors, subject to the Companies Act and our bye-laws. Dividends and other distributions on issued and outstanding shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any issued and outstanding preference shares. Dividends and other distributions will be distributed among the holders of our common shares on a pro rata basis.
Under Bermuda law, we may not declare or pay any dividends if there are reasonable grounds for believing that (i) we are, or after the payment of such dividends would be, unable to pay our liabilities as they become due, or (ii) the realizable value of our assets would thereby be less than our liabilities. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and the selling shareholder has agreed to sell to them, severally, the number of Class A common shares indicated below:
Name	Number of Class A Common Shares
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
UBS Securities LLC
Total	39,025,765

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Class A common shares subject to their acceptance of the shares from the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the Class A common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of  $    per share under the public offering price. After the initial offering of the Class A common shares, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 5,853,864 additional Class A common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A common shares listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 5,853,864 Class A common shares.
	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to selling shareholder	$	$	$
The estimated offering expenses payable by us are approximately $7,100,000. We and the selling shareholder have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority in an aggregate amount not to exceed $30,000.

Expenses of the Offering
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$117,338
FINRA filing fee	141,871
NYSE listing fee	229,519
Printing and engraving expenses	215,000
Legal fees and expenses	3,000,000
Accounting fees and expenses	2,000,000
Miscellaneous costs	1,396,272
Total	$7,100,000
All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the NYSE listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

39,025,765 Shares
Hudson Ltd.
Class A Common Shares
PROSPECTUS
Credit Suisse	Morgan Stanley	UBS Investment Bank
Through and including            , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
           , 2018